Exhibit 23.2

Consent of Independent Auditor’s

We consent to the incorporation by reference in the registration statement on Form S-3 of Atlas Resource Partners, L.P. (the Partnership) of our report dated June 30, 2014, with respect to the statements of revenues and direct operating expenses of the oil and gas properties under contract for purchase by ARP Rangely Production LLC from Merit Energy for the year ended December 31, 2013, which report appears in the Current Report on Form 8-K/A of Atlas Resource Partners, L.P. filed on August 8, 2014 and to the reference to our firm under the heading “Experts” in the prospectus, which is part of the registration statement.

/s/ KPMG LLP

Dallas, Texas

July 24, 2015